1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 26, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 137

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 137 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Short Maturity Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation February 13, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Do the Fund’s investments in interest rate swaps constitute a principal strategy? If so, add the strategy to the summary prospectus.

Response: The registrant has informed us that interest rate swaps do not constitute a principal investment strategy of the Fund.

Comment 2: Will the Fund limit its exposure to a single swap counterparty? If a counterparty is required to pay the Fund more than 25% of its assets, please supplementally inform the SEC staff.

Response: The registrant has informed us that all swaps will be centrally cleared and could involve multiple trading counterparties. Under normal circumstances, the Fund’s investment in futures and swaps will not exceed 20% of the Fund’s net assets.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Seong Kim